UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMAG Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

00163U106
(CUSIP Number)

Camber Capital Management LP, 101 Huntington Avenue, Suite 2101, Boston, MA 02199
617-717-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⌧

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Camber Capital Management LP 42-1693587

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) X

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Camber Capital Management LP - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
4,390,000 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
4,390,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,390,000 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
12.9%
14. Type of Reporting Person
IA

1. Names of Reporting Persons.
Stephen DuBois

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) X

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Stephen DuBois - Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0 shares

8. Shared Voting Power
4,390,000 shares

9. Sole Dispositive Power
0 shares

10. Shared Dispositive Power
4,390,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,390,000 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
12.9%
14. Type of Reporting Person
IN, HC

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D refers to the shares of common stock, par value $0.01 per common stock (the "Shares"), of AMAG Pharmaceuticals, Inc. (the "Company"). The Company's principal executive office is located at 1100 Winter Street, Waltham, Massachusetts 02451.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Camber Capital Management LP, a Delaware limited partnership ("Camber"), with respect to Shares held of record by two private investment funds for which Camber serves as the investment manager with full discretionary authority.

Stephen DuBois ("Mr. DuBois"), as managing member of Camber, with respect to Shares held of record by the same two private investment funds for which Camber serves as the investment manager with full discretionary authority. Mr. DuBois is the managing member of Camber.

The foregoing persons as described above are hereinafter collectively referred to as the "Reporting Persons."

(b)	The principal business address of each of the Reporting Persons is 101 Huntington Avenue, Suite 2101, Boston, Massachusetts 02199-8089.

(c)	The principal business of Camber is to invest in securities. The principal business of Mr. DuBois is the management of investments in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camber is a limited partnership organized under the laws of the State of Delaware. Mr. DuBois is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,390,000 Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $66,118,839 (an average of $15.06 per Share) using working capital.

ITEM 4. PURPOSE OF TRANSACTION

The Shares to which this Schedule 13D relates were acquired based on the Reporting Persons’ belief that such Shares represent an attractive investment opportunity.
The Reporting Persons believe the current trading value of the Shares does not reflect their intrinsic value. Accordingly, the Reporting Persons intend to review the investment in the Company on a continuing basis and may engage in discussions with management, the Company’s Board of Directors, other shareholders of the Company and other relevant parties in order to enhance shareholder value. Such discussions aimed at enhancing shareholder value may concern, among other things, potential business combinations and strategic alternatives, and the business, operations, governance, management, strategy and future plans of the Company. Specifically, the Reporting Persons currently intend to discuss matters relating to the composition of the Company's Board of Directors with Company management and one or more members of the Board of Directors, and also expect to discuss such matters with other shareholders.
Depending on various factors, including, without limitation, the outcome of any discussions reference above, the investment opportunities available to the Reporting Persons, conditions in the securities markets, and economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Company as the Reporting Persons deem appropriate.
Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule D.
The Reporting Persons review their holdings in the Company on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may be available with respect to the securities of the Company. The Reporting Persons may from time to time and at any time, in their sole discretion, purchase additional equity or debt securities or other instruments of the Company or dispose of such equity or debt securities or other investments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
The Reporting Persons beneficially own 4,390,000 Shares of the Company in the aggregate, representing approximately 12.9% of such class of securities. The percentage of the Shares beneficially owned by the Reporting Persons is based on a total of 33,900,681 Shares of the Company outstanding as of August 1, 2019, as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2019 filed with the Securities and Exchange Commission on August 7, 2019

(b)
Camber has the power to dispose of and the power to vote the Shares beneficially owned by the Reporting Persons, which power may be exercised by its managing member, Mr. DuBois. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. DuBois may be deemed to beneficially own the Shares held by the Reporting Persons.

(c)
During the last sixty days, the Reporting Persons acquired Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by this reference. All such transactions were effected in the open market through various brokerage entities.

(d)         Of the Shares reported herein, 4,361,316 Shares are held for the account of Camber Capital Master Fund, L.P.

(e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1:  Schedule of Transactions
Exhibit 2:  Joint Filing Statement as required by Rule 13d(1)(k)(l) under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2019

Camber Capital Management LP

By: /s/ Sean George
Sean George
Chief Financial Officer

               By: /s/ Stephen DuBois
Stephen DuBois, individually